EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the three months ended March 31, 2010.  This MD&A should be read in conjunction with the Company’s March 31, 2010 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company’s unaudited interim consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During 2007, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions.  In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders.  As part of this process, the Company’s Board of Directors determined that an amalgamation with Genterra Inc. (“Genterra”) would be in the best interests of the Company.  The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010 and the amalgamation to form a new company under the name of Genterra Capital Inc. was successfully completed on May 10, 2010

RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

	2010		2009			2008
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Revenue	$59	$147	$142	$168	$121	$(491)	$(307)	$180

Earnings (loss) from continuing operations	(102)	23	(19)	(249)	(29)	338	(68)	(40)

Earnings from discontinued operations	42	-	-	42	-	-	-	-

Net earnings (loss)	$(60)	$23	$(19)	$(207)	$(29)	$338	$(68)	$(40)
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.02)	$0.01	$(0.00)	$(0.05)	$(0.01)	$0.07	$(0.01)	$(0.01)
Earnings per share from discontinued operations
Basic and diluted	$0.01	$-	$-	$0.01	$-	$-	$-	$-
Earnings (loss) per share
Basic and diluted	$(0.01)	$0.01	$(0.00)	$(0.04)	$(0.01)	$0.07	$(0.01)	$(0.01)

General

The following table sets forth items derived from the unaudited interim consolidated statements of operations for the three month periods ended March 31, 2010 and 2009:

(In thousands of dollars)	Three Months Ended March 31
	2010	2009
Investment revenue	$59	$121
Expenses	(182)	(153)
Earnings on equity items	1	3
Earnings (loss) before income taxes	(122)	(29)
Income taxes	(20)	-
Earnings (loss) from continuing operations	(102)	(29)
Deferred gain recognized on sale of former consolidated subsidiary	42	-
Net earnings (loss)	$(60)	$(29)

Review of First Quarter Results for the periods ended March 31, 2010 and 2009

Revenue.  Revenue for the three months ended March 31, 2010 was $59,806 compared to  $121,115 for the comparable 2009 period. Revenue for the three months ended March 31, 2010 includes interest income on cash and cash equivalents of $20,778 and share of income from investments in Limited Partnerships of $39,028.  Revenue for 2009 includes interest income on cash and cash equivalents of $38,978 and share of earnings from investments in Limited Partnerships of $82,137. The decrease in interest income in 2010 is due to the decrease in interest rates as compared to the 2009 period. Investment income decreased in 2010 due to the reduced results achieved from the Company’s Limited Partnership investments during the period.

Administrative and General Expenses.   Administrative and general expenses for the three months ended March 31, 2010 and 2009 were $167,042 and $135,382 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees, and public company shareholder costs.

Gain (loss) on Foreign Exchange.  Loss on foreign exchange for the three months ended March 31, 2010 was $58 compared to a gain on foreign exchange of $1,364 for the comparable 2009 period. During the period under review the Company held minimal funds denominated in United States dollars.

Other Expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, commencing in January 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve is appropriate. As a result, the Company has reserved $14,893 against the accretion interest on this discounted note for the three months ended March 31, 2010 compared to $19,000 for the comparable 2009 period.

Equity Items.  Equity earnings of significantly influenced company was $524 for the first quarter of 2010 as compared to equity earnings of $2,955 for the comparable 2009 period.

Income Tax Provision. The effective tax rate for the three months ended March 31, 2010 and 2009 was (16.4%) and 1.7% respectively. The difference between the Company’s statutory tax rate and its effective tax rate during the period is primarily attributable to the reassessment relating to the tax treatment of prior year capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. During the period under review the Company recognized a deferred gain of $42,100 from the 2007 sale of its investment interest in Distinctive.

Net Loss.  Net loss for the first quarter of 2010 and 2009 were $59,597 and $29,448 respectively. Net loss for the three months ended March 31, 2010 was impacted by the reduced revenue during the period.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $15.8 million at March 31, 2010 compared to $16.0 million at December 31, 2009. The ratio of current assets to current liabilities was 11.6:1 at March 31, 2010 and 11.7:1 at December 31, 2009.

During the three months ended March 31, 2010 the Company’s cash position decreased by approximately $215,000 to $14.3 million from $14.5 million at December 31, 2009.  The net decrease was due to the following:

-	Operating Activities decreased cash by $155,419. This was a result of $116,830 in cash utilized for operations and $38,589 of cash utilized in changes in non-cash components of working capital;

-	Financing Activities decreased cash by $138,839. During the period the Company exercised its right to redeem all of the issued and outstanding Class A preference shares at a total cost of $138,839.

-	Investing Activities increased cash by $79,624 as a result of the collection of $100,000 from the note receivable, net of $20,376 of additions to short term investments.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $60,000 for administrative, management and consulting services rendered for the three months ended March 31, 2010. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Accounts payable and accrued liabilities include $313,483 due to Genterra Inc. in respect of amalgamation costs incurred on behalf of the Company.  Stan Abramowitz is an officer and director of both the Company and Genterra Inc.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company immediately before the amalgamation which occurred on May 10, 2010:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	-

Common Shares	Unlimited	5,076,407

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The Company’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

Third Party Valuation Risk Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

With the successful completion of the amalgamation with Genterra, we do not believe that we will be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we will be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets into cash and cash items.  This analysis and reallocation will obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part will be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. While the Company’s management have analyzed a number of potential acquisition targets during this period, to-date none have been consummated. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. As part of this process, the Company’s Board of Directors determined that the amalgamation with Genterra would be in the best interests of the Company. The amalgamation was successfully concluded on May 10, 2010 to form a new company under the name of Genterra Capital Inc.  The Company’s Board of Directors believe that with the successful completion of the amalgamation, the amalgamated company’s strengthened balance sheet will allow it to analyze larger potential investments, to capitalize on favorable market conditions and to, among other things, to consider expanding its real estate income producing portfolio.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.
The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact of adopting these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

IFRS ASSESSMENT AND CONVERSION PLAN

In February 2008, the CICA announced that Canadian generally accepted accounting principles for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The Company amalgamated with Genterra on May 10, 2010 to form a new company under the name of Genterra Capital Inc.  Genterra Capital Inc.’s year end will be September 30.  Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the amalgamated company’s reporting for the first quarter of its 2012 fiscal year for which the current and comparative information will be prepared under IFRS. The amalgamated company is required to apply all of those IFRS standards which are effective for fiscal year ending September 30, 2012 and apply them to its opening October 1, 2010 balance sheet.

The Company’s  IFRS implementation project consists of three primary phases which will be completed by a combination of in-house resources and external consultants.

•
Initial diagnostic phase (“Phase I”) – Involves preparing a preliminary impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase is ranked as having a high, moderate or low impact on our financial reporting and the overall difficulty of the conversion effort.

•
Impact analysis, evaluation and solution development phase (“Phase II”) – Involves the selection of IFRS accounting policies by senior management and the review by the audit committee, the quantification of the impact of changes on our existing accounting policies on the opening IFRS balance sheet and the development of draft IFRS financial statements.

•
Implementation and review phase (“Phase III”) – Involves training key finance and other personnel and implementation of the required changes to our information systems and business policies and procedures. It will enable the Corporation to collect the financial information necessary to prepare IFRS financial statements and obtain audit committee approval of IFRS financial statements.

FINANCIAL REPORTING EXPERTISE AND COMMUNICATION TO STAKEHOLDERS

The Company has retained an external consultant to assist in establishing appropriate IFRS financial reporting expertise at all levels of the business. The external consultant will train key finance and operational staff starting in the second quarter of 2010. The Company has also provided Audit Committee members with detailed project scoping, timelines and deliverables.  Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make changes to reflect the requirements for IFRS financial expertise if deemed to be necessary. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2010 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of March 31, 2010, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the period ended March 31, 2010 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

GENERAL

Except where otherwise indicated, information contained herein is given as of May 13, 2010.